Exhibit 99.1

March 22, 2019	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BRP Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 15, 2019
Record Date for Voting (if applicable) :	April 15, 2019
Beneficial Ownership Determination Date :	April 15, 2019
Meeting Date :	May 30, 2019
Meeting Location (if available) :	Valcourt, QC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
MULTIPLE VOTING SHARES	05577W101	CA05577W1014
SUBORDINATE VOTING SHARES	05577W200	CA05577W2004

Sincerely,

Computershare

Agent for BRP Inc.